N E W S R E L E A S E

May 4, 2015

Nevsun Receives Strong Support from Shareholders at 2015 AGM

Nevsun Resources Ltd. (TSX:NSU) (NYSE MKT:NSU) (the “Company” or “Nevsun”) is pleased to announce the results of voting at its annual general and special meeting of shareholders which was held on May 4, 2015, in Vancouver, British Columbia (the “Meeting”).  A total of 76.15% of outstanding shares were voted at the Meeting which showed a high participation of shareholders and evidenced strong support for the election of its nominees as directors, for Nevsun’s approach to executive compensation, for continuation of its stock option plan and approval of unallocated options issuable pursuant to the stock option plan.

Election of Directors

The six nominees for director listed in Nevsun’s management proxy circular were elected as set out in the following table:

Director	Votes For	%
R. Stuart Angus	136,861,163	97.48
Ian R. Ashby	139,548,232	99.40
Clifford T. Davis	138,365,734	98.55
Robert J. Gayton	131,958,032	93.99
Gary E. German	135,161,540	96.27
Gerard E. Munera	137,944,889	98.25

Say on Pay Advisory Vote

Nevsun’s approach to executive compensation (say on pay) was accepted by a 95.43% majority of the votes cast at the Meeting and shows its shareholders are confident in Nevsun’s approach to executive compensation.  The Company also received valuable input from shareholders as part of the process. The primary objective of the Company’s compensation program, including the executive compensation program, is to attract and retain qualified employees that fit in with the Nevsun corporate culture in order to achieve its corporate objectives and increase shareholder value and to promote greater alignment of interests between its executive officers and shareholders.

Stock Option Plan

The stock option plan of the Company (the “Plan”) was ratified and approved and all unallocated options issuable pursuant to the Plan were approved for granting pursuant to the Plan until May 4, 2018 by a 95.29% majority of the votes cast.

Appointment of Auditors

KPMG LLP was appointed as auditors of the Company and the directors of the Company were authorized to fix the remuneration of the auditors by a 96.49% majority of the votes cast.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine ranks as one of the highest grade open pit copper mines in the world. Nevsun has a strong balance sheet and future cash flows to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com